AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Securities)

714265105
(CUSIP Number of Class of Securities (Underlying Common Stock))

THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Person)
COPIES TO:
JOHN W. MARTIN, ESQ.
BAKER BOTTS L.L.P.
2001 Ross Avenue, Suite 800
Dallas, Texas 75201
(214) 953-6500
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$8,552,895	$1,006.68

*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,860,500 shares of Class A common stock, par value $0.01 per share, of Perot Systems Corporation having an aggregate value of $8,552,895 as of November 10, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,006.68
Form or Registration No.:	Schedule TO (File No. 005-53493)
Filing Party:	Perot Systems Corporation
Date Filed:	November 15, 2005
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 15, 2005 by Perot Systems Corporation, a Delaware corporation (“PSC” or the “Company”), as amended and supplemented by Amendment No. 1 thereto filed on December 5, 2005. This Schedule TO relates to an offer (the “Offer”) by the Company made to eligible employees to exchange certain eligible stock options to purchase shares of Class A common stock of PSC, par value $0.01 per share (“Common Stock”), outstanding under the Company’s Amended and Restated 1991 Stock Option Plan (the “1991 Plan”), all of which are currently unvested and are not scheduled to vest until March 31, 2010, for fully vested replacement stock options to purchase a designated number of shares of our Common Stock to be granted under the Company’s 2001 Long-Term Incentive Plan (the “2001 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”), as amended and supplemented by the Supplement dated December 5, 2005 to the Offer to Exchange (the “Supplement”) and Supplement No. 2 dated December 14, 2005 to the Offer to Exchange (“Supplement No. 2”), a copy of which is attached hereto as Exhibit (a)(1)(L). On December 14, 2005, the Company distributed Supplement No. 2 to the holders of eligible options to supplement and amend the Offer.
ITEM 1 Summary Term Sheet.
     The information set forth in Item 1 is hereby amended and supplemented by the information set forth in Supplement No. 2 under Section 2 (“Amendment to the Summary of Terms”), which is incorporated herein by reference.
ITEM 2 Subject Company Information.
     (b) Securities. The information set forth in Item 2(b) is hereby amended and supplemented by the information set forth in Supplement No. 2 under Section 2 (“Amendment to the Summary of Terms”) and Section 3 (“Amendment to Effect of a Merger or Acquisition Before We Grant Replacement Options”), which are incorporated herein by reference.
ITEM 4 Terms of the Transaction.
     (a) Material Terms. The information set forth in Item 4(a) is hereby amended and supplemented by the information set forth in Supplement No. 2 under Section 2 (“Amendment to the Summary of Terms”) and Section 3 (“Amendment to Effect of a Merger or Acquisition Before We Grant Replacement Options”), which are incorporated herein by reference.
ITEM 12 Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Form of Confirmation of Participation in the Offer.*

(a)(1)(D)	Form of Withdrawal of Participation in the Offer.*

(a)(1)(E)	Form of Cover Letter to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(F)	Form of Initial E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(G)	Form of Reminder E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(H)	Script for Conference Calls.*

(a)(1)(I)	Supplement dated December 5, 2005 to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005.*

(a)(1)(J)	Form of E-mail Notification to Eligible Employees Regarding the Extension of the Election Deadline and the Supplement to the Offer to Exchange Eligible Options.*

(a)(1)(K)	Form of Cover Letter to Eligible Employees Regarding the Extension of the Election Deadline and the Supplement to the Offer to Exchange Eligible Options.*

(a)(1)(L)	Supplement No. 2 dated December 14, 2005 to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005.**

(a)(1)(M)	Form of Email Notification to Eligible Employees Regarding Supplement No. 2 to the Offer to Exchange Eligible Options.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	PSC’s Annual Report on Form 10-K for the period ended December 31, 2004, filed on March 9, 2005 (File No. 001-14773), is incorporated herein by reference.

(a)(5)(B)	PSC’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 1, 2005 (File No. 001-14773), is incorporated herein by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1991 Stock Option Plan dated September 28, 2005. (Incorporated herein by reference from Exhibit 10.7 to the Company’s Form 8-K dated September 28, 2005, filed on October 4, 2005.)

(d)(2)	Form of Solutions Performance Stock Option Agreement (Amended and Restated 1991 Stock Option Plan).*

(d)(3)	2001 Long-Term Incentive Plan. (Incorporated herein by reference from Exhibit 10.47 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)

(d)(4)	Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan).*

(d)(5)	Revised Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan). *

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

PEROT SYSTEMS CORPORATION

/s/ Russell Freeman

Name: Russell Freeman
Title: Vice President and Chief Financial Officer
Dated: December 14, 2005

EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Form of Confirmation of Participation in the Offer.*

(a)(1)(D)	Form of Withdrawal of Participation in the Offer.*

(a)(1)(E)	Form of Cover Letter to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(F)	Form of Initial E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(G)	Form of Reminder E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.*

(a)(1)(H)	Script for Conference Calls.*

(a)(1)(I)	Supplement dated December 5, 2005 to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005.*

(a)(1)(J)	Form of E-mail Notification to Eligible Employees Regarding the Extension of the Election Deadline and the Supplement to the Offer to Exchange Eligible Options.*

(a)(1)(K)	Form of Cover Letter to Eligible Employees Regarding the Extension of the Election Deadline and the Supplement to the Offer to Exchange Eligible Options.*

(a)(1)(L)	Supplement No. 2 dated December 14, 2005 to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005.**

(a)(1)(M)	Form of Email Notification to Eligible Employees Regarding Supplement No. 2 to the Offer to Exchange Eligible Options.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	PSC’s Annual Report on Form 10-K for the period ended December 31, 2004, filed on March 9, 2005 (File No. 001-14773), is incorporated herein by reference.

(a)(5)(B)	PSC’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 1, 2005 (File No. 001-14773), is incorporated herein by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1991 Stock Option Plan dated September 28, 2005. (Incorporated herein by reference from Exhibit 10.7 to the Company’s Form 8-K dated September 28, 2005, filed on October 4, 2005.)

EXHIBIT
NUMBER	DESCRIPTION
(d)(2)	Form of Solutions Performance Stock Option Agreement (Amended and Restated 1991 Stock Option Plan).*

(d)(3)	2001 Long-Term Incentive Plan. (Incorporated herein by reference from Exhibit 10.47 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)

(d)(4)	Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan).*

(d)(5)	Revised Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan). *

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.